Announcement to the Market Launch of the 2025 Integrated Annual Report and ESG Report Itaú Unibanco Holding S.A. (the "Company") has filed with the Brazilian Securities and Exchange Commission (“CVM”) its 2025 Integrated Annual Report and its ESG Report for the fiscal year of 2025. The documents provide an overview of our business and strategy, with relevant information about our initiatives, results, and ESG performance. The reports are available for download on the Company's Investor Relations website, on the Integrated Annual Report page (https://www.itau.com.br/relacoes-com- investidores/en/integrated-annual-report/). São Paulo (SP), April 30, 2026. Gustavo Lopes Rodrigues Investor Relations Officer